(An Exploration Stage Company)

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

As at and for the three months ended
March 31, 2015

GENTOR RESOURCES INC.

NOTICE TO READER

These interim condensed consolidated financial statements of Gentor Resources Inc. as at and for the three months ended March 31, 2015 have been prepared by management of Gentor Resources Inc. The auditors of Gentor Resources Inc. have not audited or reviewed these interim condensed consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Stated in US dollars) (unaudited)

ASSETS
	March 31,	December 31,
	2015	2014
As at

Current
Cash	$122,151	$294,592
Prepaids and advances (note 3)	34,620	21,131
Due from related parties (note 6)	48,507	25,230
Total current assets	205,278	340,953

Assets from discontinued operation (note 8)	-	-
Capital assets (note 5)	51,140	62,122
Mineral properties (note 4)	-	-

Total assets	$256,418	$403,075

LIABILITIES
Current
Accounts payable	$329,324	$227,840
Accrued liabilities	141,117	208,529
Due to related parties (note 6)	217,362	146,504
Total current liabilities	687,803	582,873

Liabilities from discontinued operation (note 8)	-	-
Common share purchase warrants liability (note 9d)	202,309	510,045

Total liabilities	$890,112	$1,092,918

SHAREHOLDERS' EQUITY
Authorized 500,000,000 Common Shares, $0.0001 per share par value (note 9a) Issued and outstanding 80,253,840 Common Shares (December 31, 2014 - 80,253,840) (note 9)	8,025	8,025
Additional paid-in capital	42,093,178	42,081,820
Deficit accumulated during the exploration stage	(42,734,897)	(42,779,688)
Total shareholders' deficit	(633,694)	(689,843)
Total liabilities and shareholders' deficit	$256,418	$403,075

See accompanying notes to the interim condensed consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in US dollars) (unaudited)

		For the three
	For the three	months ended
	months ended	March 31, 2014
	March 31, 2015	(restated)

Expenses

Field camps expenses	$162,500	$37,814
Geochemistry	2,328	273
Consulting fees – related parties	28,512	-
Professional fees	16,533	8,536
General and administrative expenses	42,819	90,198
Depreciation	10,981	11,742
Net operating loss	(263,673)	(148,563)
Interest income	728	689
(Loss) /gain on common share purchase warrants (note 9d)	307,736	(1,206,856)
Net income/(loss) from continuing operations	44,791	(1,354,730)

Net loss from discontinued operation (note 8)	-	(75,363)

Net income/(loss) and comprehensive income/(loss)	$44,791	$(1,430,093)

Basic and diluted income/(loss) per common share from continuing operations (note 9e)	$0.00	$(0.02)
Basic and diluted loss per common share from discontinued operations (note 9e)	-	$(0.00)
Basic and diluted income/(loss) per common share (note 9e)	$0.00	$(0.02)

Weighted average number of basic and diluted common shares outstanding (note 9e)	80,253,840	68,703,840

See accompanying notes to the interim condensed consolidated financial statements. For the three months ended March 31, 2014, a reconciliation for the restatement of net loss from discontinued operations is provided in note 8 and for the loss on common share purchase warrants in note 9(d).

GENTOR RESOURCES INC.
(An Exploration Stage Company)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in US dollars) (unaudited)

	For the three	For the three
	months	months ended
	ended March	March 31,
	31, 2015	2014

CASH PROVIDED BY (USED IN)
Operating activities:
Net income/(loss)	$44,791	$(1,430,093)
Adjustments required to reconcile net income/(loss) with net cash used in operating activities
Depreciation	10,982	11,742
(Gain)/loss on common share purchase warrants	(307,736)	1,206,856
Loss from discontinued operation (note 8)	-	7,552
Stock based compensation - employees	11,358	3,480
Changes in non-cash working capital balances
Prepaids and advances	(13,489)	3,445
Due from related parties	(23,277)	-
Accounts payable	101,484	(57,875)
Accrued liabilities	(67,412)	756
Cash used in operating activities	(243,299)	(254,137)
Financing activities
Due to related parties	70,858	(169,481)
Common shares and warrants issued	-	490,746
Cash provided by financing activities	70,858	321,265

Net increase/(decrease) in cash	(172,441)	67,128

Cash, beginning of the period	294,592	30,709
Less cash from discontinued operation	-	(21,031)
Cash, end of the period	$122,151	$76,806

See accompanying notes to the interim condensed consolidated financial statements, including note 10 for supplemental cash flow information and note 8 for cash flows for discontinued operation.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT
(Stated in US dollars) (unaudited)
For the three months ended March 31, 2015

	Number of	Common	Additional		Total
	common	shares	paid-in	Accumulated	shareholders'
	shares	amount	capital	deficit	deficit
Balance at January 1, 2014	62,753,840	$6,275	$41,533,256	$(41,617,063)	$(77,532)
Shares issued at Cdn $0.0525 per share on January 29, 2014	7,500,000	750	-	-	750
Shares issued at Cdn $0.075 per share on February 20, 2014	2,000,000	200	81,160	-	81,360
Net loss for the period	-	-	-	(1,430,093)	(1,430,093)
Balance at March 31, 2014	72,253,840	$7,225	$41,614,416	$(43,047,156)	$(1,425,515)
Shares issued at Cdn $0.06 per share on August 27, 2014	3,000,000	300	89,313	-	89,613
Shares issued at Cdn $0.10 per share on October 3, 2014	5,000,000	500	313,920	-	314,420
Stock based compensation expense (note 9c)	-	-	64,171	-	64,171
Net loss for the period	-	-	-	267,468	267,468
Balance at December 31, 2014	80,253,840	$8,025	$42,081,820	$(42,779,688)	$(689,843)
Stock based compensation expense (note 9c)	-	-	11,358	-	11,358
Net income for the period	-	-	-	44,791	44,791
Balance at March 31, 2015	80,253,840	$8,025	$42,093,178	$(42,734,897)	$(633,694)

See accompanying notes to the interim condensed consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars) (unaudited)
For the three months ended March 31, 2015

1.	ORGANIZATION AND GOING CONCERN

ORGANIZATION

In February 2012, Gentor Resources Inc. (the “Company”) completed a corporate reorganization (the “Corporate Reorganization”), as a result of which the Company’s corporate jurisdiction was moved from Florida to the Cayman Islands. The Corporate Reorganization was affected by a two-step process involving a merger of Gentor Resources, Inc. (the Florida company which had been incorporated on March 24, 2005) with and into its wholly-owned Wyoming subsidiary, followed by a continuation of the surviving company into the Cayman Islands. The Company is an exploration stage corporation formed for the purpose of prospecting and developing mineral properties.

GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. For the three months ended March 31, 2015, the Company had a net income of $44,791 (three months ended March 31, 2014 – net loss of $1,523,627), a deficit accumulated during the exploration stage of $42,734,897 as at March 31, 2015 (December 31, 2014 – $42,779,688), and a negative working capital of $482,525 as at March 31, 2015 (December 31, 2014 - $241,920), which raise substantial doubt on the Company’s ability to continue on a going concern basis.

The Company intends to fund operations through equity financing arrangements, which may be insufficient to fund its capital expenditure, working capital and other cash requirements. The Company’s continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing the mineral properties and the discovery, development and sale of ore reserves.

These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	BASIS OF CONSOLIDATION

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (``US GAAP``).

The Company’s consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Gentor International Limited. Gentor International Limited was incorporated on December 12, 2011 under the laws of the British Virgin Islands. All of the outstanding shares of Gentor Resources Limited (“Oman Holdco”), which was incorporated on November 19, 2009 under the laws of the British Virgin Islands and changed its name from APM Mining Limited on April 30, 2010 following its acquisition by the Company on March 8, 2010, were sold by the Company in July 2014 and therefore its operations have been presented as a discontinued operation (note 8). Intercompany balances and transactions have been eliminated in preparing the consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars) (unaudited)
For the three months ended March 31, 2015

b)	MINERAL PROPERTIES AND EXPLORATION COSTS

Exploration costs pertaining to mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the proven and probable reserves. The Company is in the exploration stage and has not yet realized any revenue from its planned operations. All exploration expenditures are expensed as incurred.

c)	CAPITAL ASSETS

Capital assets are recorded at cost less accumulated depreciation. Depreciation is recorded as follows:

Vehicle	- Straight line over a range of two to four years

Mining equipment	- Straight line over four years

Office equipment	- Straight line over four years

Furniture and fixtures	- 20% declining balance basis

Building	- Straight line over five years

d)	ASSET IMPAIRMENT

The Company monitors events and changes in circumstances which may require an assessment of the recoverability of its long-lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. No impairment losses were recorded during the three months ended March 31, 2015.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars) (unaudited)
For the three months ended March 31, 2015

e)	ASSET RETIREMENT OBLIGATIONS

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the estimated life of the asset. The liability is periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the asset retirement obligation. The Company has not identified or recorded an asset retirement obligation on its balance sheet as at March 31, 2015.

f)	STOCK BASED COMPENSATION

The Company has a stock option plan, which is described in note 9(c). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company estimated that all stock options granted in 2014 will vest (no stock options have been granted in 2015).

g)	CASH

Cash consists of bank balances. The Company maintains cash in bank deposit accounts in Canada that at times may exceed Canadian federally insured limits. The Company has not experienced any losses in such accounts.

h)	FOREIGN EXCHANGE

The Company’s functional and reporting currency is United States dollars. The functional currency of the foreign operations is United States dollars and Turkish and Canadian amounts are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the period, except for depreciation, which is translated at its corresponding historical rate. Realized and unrealized exchange gains and losses are included in the consolidated statements of operations.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars) (unaudited)
For the three months ended March 31, 2015

i)	USE OF ESTIMATES

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future. The Company bases its estimates and assumptions on historical experience, current facts, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. Significant estimates and assumptions include those related to the recoverability of capital assets, estimation of future income taxes, tax loss recoverability, useful lives of depreciable assets, and fair value estimates for stock options and common purchase warrants.

j)	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company follows “Accounting Standards Codification” ASC 820-10 FAIR VALUE MEASUREMENTS AND DISCLOSURES for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable in the market such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity. The common share purchase warrants denominated in Canadian dollars were recognized as fair value derivative instruments.

k)	INCOME TAXES

Deferred income taxes are reported for temporary differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not. The deferred taxes for the Company amount to nil at the balance sheet date.

ASC 740, “Income Taxes” requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At March 31, 2015, the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars) (unaudited)
For the three months ended March 31, 2015

l)	LOSS PER SHARE

Basic loss per share calculations are based on the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated using the treasury method. The treasury method assumes that outstanding stock options and warrants with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

m)	DISCONTINUED OPERATION

A discontinued operation is a component of the Company’s business, the operations and cash flows of which can be clearly distinguished from the rest of the operations. It represents a separate line of business or geographic area of operation that the Company has sold or made a plan to sell. When an operation is classified as a discontinued operation, the Company’s comparative consolidated financial statements must be re-presented as if the operation had been discontinued from the start of the comparative year and shown on the balance sheet as assets held for sale. In July 2014, the Company sold its operations in Oman. See Note 8.

n)	NEWLY APPLIED ACCOUNTING STANDARDS

The following updates were applied as of January 1, 2015:

•

Accounting Standards Update No. 2014-08 “Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”; and

•

Accounting Standards Update No. 2014-10 “Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation”.

o)	ACCOUNTING PRONOUNCEMENTS NOT YET EFFECTIVE

In August 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-15, “Presentation of Financial Statements – Going Concern (Subtopic 205-40)” (“ASU 2014-15”). This update requires the assessment of an entity’s ability to continue as a going concern to be completed every reporting period, including interim periods. It also defines the term substantial doubt and the disclosure required regarding management plans to avoid or mitigate risks associated with the entity’s ability to continue as a going concern. ASU 2014-15 is effective for annual periods ending after December 15, 2016. The Company did not implement early adoption of this update and is currently evaluating its impact on its consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars) (unaudited)
For the three months ended March 31, 2015

3.	PREPAIDS AND ADVANCES

The prepaids and advances primarily consist of $16,855 for advances and $17,765 for prepaid insurance as at March 31, 2015 (December 31, 2014 - $17,066 advances, $3,702 for prepaid insurance). Other items included in the prepaids and advances total $nil (December 31, 2014 - $363).

4.	MINERAL PROPERTIES

Oman Project

On April 10, 2014, the Company signed a share purchase agreement to sell its properties in Oman by way of the sale by the Company of all of the outstanding shares of Oman Holdco. In July 2014, the Company closed the sale of its properties in Oman for an initial consideration of $800,000 (note 8).

Turkey Project

Following the identification by the Company of several surface gossans in distal volcanogenic massive sulphide (VMS) settings, the Company negotiated joint venture option agreements with two local Turkish entities. The first option agreement (the “Karaburun JV Option”) was signed with the first local partner for a 50% share of three permits in the Boyabat area in northern Turkey and the second option agreement was signed with a second local partner for a 50% interest in three additional permits in the Boyabat area in northern Turkey. The second option agreement expired unexercised on May 15, 2014. The Karaburun JV Option expires on December 31, 2015.

In September 2014, the Company announced that it had acquired a new licence as a result of a government tender process, which licence covers the remaining portion of the Karaburun VMS prospect, the southern part of which is held by the Company under the Karaburun JV Option. In December 2014, the Company received the final forestry drill permit from the Ministry of Forestry and Water Resources in Turkey to undertake its planned Phase 1 diamond drilling program of the Karaburun project. The Company intends to ground-truth and drill test priority gossan/VMS targets in 2015.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars) (unaudited)
For the three months ended March 31, 2015

5.	CAPITAL ASSETS

March 31, 2015		Accumulated	Net Book
	Cost	Depreciation	Value
Vehicle	$27,543	$(17,576)	$9,967
Mining Equipment	49,430	(25,235)	24,195
Office Equipment	49,600	(45,472)	4,128
Furniture and Fixtures	1,906	(812)	1,094
Building	440,329	(428,573)	11,756
	$568,808	$(517,668)	$51,140

December 31, 2014		Accumulated	Net Book
	Cost	Depreciation	Value
Vehicle	$27,543	$(15,855)	$11,688
Mining Equipment	49,430	(22,764)	26,666
Office Equipment	49,600	(44,640)	4,960
Furniture and Fixtures	1,906	(733)	1,173
Building	440,329	(422,694)	17,635
	$568,808	$(506,686)	$62,122

6.	RELATED PARTY TRANSACTIONS

As of December 31, 2014, the Company had repaid the remaining balance of $79,840 on the advance that was made by Lloyd J. Bardswich, (a former officer and director of the Company and currently the sole director and officer of Gentor Idaho, Inc.).

As of March 31, 2015, an amount of $53,001 (December 31, 2014 - $53,001) was due to Peter Ruxton, a director of the Company, related to unpaid salary from 2013.

As of March 31, 2015, an amount of $79,620 was due to Banro Corporation (“Banro”), a company with common directors during part of 2014, representing common office expenses (December 31, 2014 - $64,920).

As of March 31, 2015, an amount of $84,741 (December 31, 2014 - $28,583) was owed to Arnold T. Kondrat, a director, Chief Executive Officer and President of the Company, which includes both salary in arrears and advances. The advances are unsecured, non-interest bearing and re-payable upon demand.

As of March 31, 2015, an amount of $48,507 (December 31, 2014 - $25,230) was owed from Loncor Resources Inc., a company with common directors, for the payment of general and administrative expenses on behalf of Loncor Resources Inc.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars) (unaudited)
For the three months ended March 31, 2015

All related party transactions are in the normal course of operations and are measured at the exchange amount as determined by management.

7.	REPORTABLE SEGMENTS

The operations of the Company are located in two geographic locations: Turkey and Canada. The Company’s corporate office is located in Canada and is not an operating segment. The Company has only one reportable segment, a mineral exploration project in Turkey. The Company also had operations in the Sultanate of Oman, that were recognized as a reportable segment and sold in July 2014.

	March 31,	December 31,
As at	2015	2014

Oman – discontinued operation	$-	$-
Turkey – capital assets	14,249	41,377
Canada – capital assets	36,891	20,745
Total	$51,140	$62,122

8.	DISCONTINUED OPERATION

On July 15, 2014, the Company closed the sale to Savannah Resources plc (the "Purchaser"), an arm’s length party, of the Company's properties in Oman (the “Oman Sale”). The Purchaser is a mineral exploration company listed on the Alternative Investment Market in London, U.K. The Oman Sale was effected by way of the sale by the Company to the Purchaser of all of the outstanding shares of the British Virgin Islands company, Gentor Resources Limited ("Oman Holdco"). Prior to the Oman Sale, Oman Holdco was a wholly-owned subsidiary of the Company and the interests of the Company in the Oman properties had been held through Oman Holdco.

The loss on sale of discontinued operation was determined as follows:

Cash consideration received	$800,000
Net assets disposed:
Cash	5,657
Capital assets	6,964
Mineral rights	800,000
812,621

Loss on sale of discontinued operation	12,621

The consideration for the Oman Sale was comprised of a cash payment of $800,000 paid to the Company on the closing of the Oman Sale, together with the following deferred consideration:

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars) (unaudited)
For the three months ended March 31, 2015

(a)	The sum of $1,000,000, payable to the Company upon a formal final investment decision being made to proceed with the development of a mine at the Block 5 project in Oman.

(b)	The sum of $1,000,000, payable to the Company upon the production of the first saleable concentrate or saleable product from ore derived from the Block 5 project in Oman.

(c)	The sum of $1,000,000, payable to the Company within six months of the payment of the deferred consideration in (b) above.

(d)	The Purchaser may elect to pay up to 50% of the above deferred consideration by the issue of shares of the Purchaser to the Company.

As at March 31, 2015, the deferred consideration was not included in the gain/loss on sale of discontinued operation. Management will continue to reassess the value of the deferred consideration on a periodic basis and include any changes in the statement of operations as a part of discontinued operation. The Company has accounted for contingent consideration based on when cash is received.

For the three months ended March 31, 2014, the results of the discontinued operation were as follows:

Total discontinued operation
– Statement of comprehensive loss
Expenses
General and administrative	71,011
Depreciation	4,351
Net loss before discontinuing operation	75,362

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars) (unaudited)
For the three months ended March 31, 2015

Cash flows from the discontinued operation were:

For the three
months
ended March
31, 2014

CASH PROVIDED BY (USED IN)
Operating activities:
Net income/(loss)	$(75,362)
Adjustments required to reconcile net income/(loss) with net cash used in operating activities
Depreciation	4,351
Stock based compensation - employees	3,200
Changes in non-cash working capital balances
Accounts payable	(1,043)
Cash used in operating activities	(68,854)
Financing activities
(Repayment to)/advance from parent	61,975
Cash provided by (used in) financing activities	61,975
Net increase/(decrease) in cash	(6,879)

Cash, beginning of the period	27,910
Cash, end of the period	$21,031

9.	SHARE CAPITAL

a)	Authorized Share Capital

The authorized share capital of the Company consists of 500,000,000 common shares with a par value of $0.0001 per share. Each common share entitles the holder to one vote and no holder of the common shares shall be entitled to any right of cumulative voting.

b)	Issued Share Capital

On January 29, 2014, the Company closed a non-brokered private placement of 7,500,000 units at a price of $0.0474 (Cdn$0.0525) per unit for gross proceeds of $355,596 (Cdn$393,750). Each such unit was comprised of one common share of the Company and one warrant of the Company, with each such warrant entitling the holder to purchase one common share of the Company at a price of $0.063 (Cdn$0.07) for a period of two years (see notes 9(d) and 12(d)). Arnold T. Kondrat, a director and currently Chief Executive Officer and President of the Company, was the purchaser of all of the said units.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars) (unaudited)
For the three months ended March 31, 2015

On February 20, 2014, the Company closed a non-brokered arm’s length private placement of 2,000,000 units at a price of $0.068 (Cdn$0.075) per unit for gross proceeds of $135,150 (Cdn$150,000). Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $0.0901 (Cdn$0.10) for a period of two years (see notes 9(d) and 12(d)).

On August 27, 2014, the Company closed a non-brokered private placement of 3,000,000 units of the Company at a price of $0.056 (Cdn$0.06) per unit for gross proceeds of $163,926 (Cdn$180,000). Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $0.07 (Cdn$0.075) for a period of two years (see notes 9(d) and 12(d)). Arnold T. Kondrat, a director and Chief Executive Officer and President of the Company, was the purchaser of all of said units.

On October 3, 2014, the Company closed a non-brokered private placement of 5,000,000 units of the Company at a price of $0.089 (Cdn$0.10) per unit for gross proceeds to the Company of $447,254 (Cdn$500,000). Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $0.13 (Cdn$0.15) for a period of one year. A director of the Company purchased 1,000,000 of the said units and an officer of the Company purchased 500,000 of the said units.

As of March 31, 2015, the Company had outstanding 80,253,840 (December 31, 2014 – 80,253,840) common shares.

c)	Stock Based Compensation

On December 14, 2011, the Company established a new stock option plan (the “New Plan”). In establishing the New Plan, the Company’s board of directors also provided that no additional awards will be made under the Company’s 2010 Performance and Equity Incentive Plan (the “2010 Plan”) and terminated the 2010 Plan effective upon the exercise, expiry, termination or cancellation of all of the outstanding stock options that were granted under the 2010 Plan. Stock options may be granted under the New Plan from time to time by the board of directors of the Company to such directors, officers, employees and consultants of the Company or a subsidiary of the Company, and in such numbers, as are determined by the board at the time of the granting of the stock options. The number of common shares of the Company reserved from time to time for issuance to optionees pursuant to stock options granted under the New Plan shall not exceed 11,000,000 common shares. The exercise price of each stock option granted under the New Plan shall be determined in the discretion of the board of directors of the Company at the time of the granting of the stock option, provided that the exercise price shall not be lower than the last closing price of the Company’s common shares on the TSX Venture Exchange prior to the date the stock option is granted.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars) (unaudited)
For the three months ended March 31, 2015

On May 23, 2014, 1,680,000 stock options were granted under the New Plan. Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $0.14 (Cdn$0.15) for a period of 5 years. The options vest at a rate of 25% on each six-month anniversary of the grant date.

The following table summarizes the stock option information for the three months ended March 31, 2015 and year ended December 31, 2014:

				Weighted
		Weighted		average
		average	Weighted	remaining
	Number of	exercise	average fair	contractual
	options	price ($Cdn)	value ($Cdn)	life (in years)
Opening Balance, January 1, 2013	1,825,000	0.90	0.85
Forfeited	(400,000)	0.88	0.70
Closing Balance, December 31, 2013	1,425,000	0.90	0.89	2.13
Granted	1,680,000	0.15	0.06
Forfeited	(675,000)	0.75	0.92
Closing Balance, December 31, 2014	2,430,000	0.42	0.31	3.40
Closing Balance, March 31, 2015	2,430,000	0.42	0.31	3.21

March 31, 2015
Vested	1,207,500	0.70	0.56	2.26
Unvested	1,222,500	0.15	0.06	4.15

December 31, 2014
Vested	1,207,500	0.70	0.56	2.39
Unvested	1,222,500	0.15	0.06	4.39

During the three month period ended March 31, 2015, the Company recognized as stock based compensation expense (included in general and administrative expenses) in the consolidated statements of operations $11,358 (three months ended March 31, 2014 - $6,681 including $3,196 reflected in loss from discontinued operation, respectively). This amount was credited accordingly to additional paid-in capital in the balance sheet. As at March 31, 2015, the unrecognized stock based compensation expense is $21,259 with a weighted average life of 3.25 years (December 31, 2014 - $40,441, 3.55 years).

The Black-Scholes option-pricing model is used to estimate values of all stock options granted based on the following assumptions:

(i)

Risk-free interest rate: 1.57%, which is based on the Bank of Canada benchmark bonds, average yield 5 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars) (unaudited)
For the three months ended March 31, 2015

(ii)	Expected volatility: 102.04%, which is based on the Company’s historical stock prices
(iii)	Expected life: 5 years
(iv)	Expected dividends: $Nil

d)	Canadian Dollar Common Share Purchase Warrants

As at March 31, 2015, the Company had outstanding and exercisable Canadian dollar common share purchase warrants entitling the holders to purchase a total of 12,500,000 common shares of the Company (December 31, 2014 – 12,500,000), as set out in the following table:

				Remaining
			Exercise Period	Contractual Life
Date of Issue	Number of	$ U.S. Exercise	(months)	(months)
	Shares Issuable	Price
January 29, 2014 (1)	7,500,000	$0.063	24	10
February 20, 2014 (2)	1,000,000	$0.090	24	11
August 27, 2014 (3)	1,500,000	$0.070	24	17
October 3, 2014 (4)	2,500,000	$0.130	12	6
	12,500,000

(1)	The exercise price for the Canadian dollar common share purchase warrants is Cdn$0.07 for one share and converted at day of issue.
(2)	The exercise price for the Canadian dollar common share purchase warrants is Cdn$0.10 for one share and converted at day of issue.
(3)	The exercise price for the Canadian dollar common share purchase warrants is Cdn$0.075 for one share and converted at day of issue.
(4)	The exercise price for the Canadian dollar common share purchase warrants is Cdn$0.15 for one share and converted at day of issue.

As of March 31, 2015, the weighted average fair value per Canadian dollar common share purchase warrants was $0.016 (December 31, 2014 - $0.057) .

The Black-Scholes option-pricing model was used to estimate values of the Canadian dollar common share purchase warrants granted based on the following assumptions:

(i)

Risk-free interest rate: 0.96% - 1.09%, which is based on the Bank of Canada marketable bonds, average yield 1-3 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants

(ii)	Expected volatility: 116.80% - 140.75%, which is based on the average of the Company’s selected peers historical stock prices
(iii)	Expected life: up to 2 years
(iv)	Expected dividends: $Nil

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars) (unaudited)
For the three months ended March 31, 2015

During the three months ended March 31, 2015, an amount of $307,736 was recorded as a gain on derivative financial instruments (March 31, 2014 – loss of $1,206,856 – restated from $1,300,391 reported in comparative period).

				Fair value,		Fair value,
	Number of	Fair value on	Gain/loss on	December	Gain/loss on	March 31,
Issue Date	warrants	issuance	derivatives	31, 2014	derivatives	2015
		$	$	$	$	$
January 29, 2014	7,500,000	381,334	(25,759)	355,575	(214,649)	140,926
February 20, 2014	1,000,000	53,790	(15,172)	38,618	(26,854)	11,764
August 27, 2014	1,500,000	74,313	15,033	89,346	(43,279)	46,067
October 3, 2014	2,500,000	132,804	(106,297)	26,507	(22,954)	3,552
	12,500,000	642,240	(132,195)	510,045	(307,736)	202,309

e)	Loss Per Share

Basic and diluted loss per share was calculated on the basis of the weighted average number of common shares outstanding for the three months ended March 31, 2015, amounting to 80,253,840 common shares (three months ended March 31, 2014 – 68,703,840). 2,430,000 stock options and 12,500,000 warrants were not included in the weighted average number of diluted common shares outstanding as they were anti-dilutive.

10.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	March 31,	March 31,
For three month period ended	2015	2014

Cash paid during the period for:	$	$
Interest	-	-
Income taxes	-	-

11.	INCOME TAXES

For income tax purposes the Company had $44,791 of net operating income for the three month period ended March 31, 2015, which can be offset by the Company’s loss carryforwards. The net deferred tax asset generated by the cumulative loss carryforward has been fully reserved.

No income tax benefit has been recorded in these interim condensed consolidated financial statements since the recoverability of such assets will more likely than not be realized through known future revenue sources.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars) (unaudited)
For the three months ended March 31, 2015

12.	FINANCIAL RISK MANAGEMENT

a)	FOREIGN CURRENCY RISK

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Turkish lira and British pounds. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component in the consolidated statement of operations. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at March 31, 2015. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Turkish lira, the Canadian dollar and the British pound as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Turkish Lira, the Canadian dollar and the British pound would have had an equal but opposite effect as at March 31, 2015.

	Canadian	Turkish	British
	Dollar	Lira	Pound
Cash	4,430	49,347	-
Prepaids and advances	-	44,483	-
Accounts payable	(120,059)	(9,432)	(33,276)
Accrued liabilities	(20,103)	-	-
Total foreign currency working capital	(135,732)	84,398	(33,276)
US$ exchange rate at March 31, 2015	0.8115	0.3824	1.5463
Total foreign currency net working capital in US$	(110,147)	32,274	(51,455)
Impact of a 10% strengthening of the US$ on net income (loss)	(11,015)	3,227	(5,145)

b)	MARKET RISK

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

c)	TITLE RISK

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds rights, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mineral properties.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars) (unaudited)
For the three months ended March 31, 2015

d)	DISCLOSURES OF FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

At March 31, 2015, the carrying values of the Company’s cash, accounts payable and accrued liabilities approximate fair value.

The fair value of warrants (note 9d) would be included in the hierarchy as follows:

Fair Value Measurements at Reporting Date Using:

March 31, 2015

Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$202,309	-

December 31, 2014

Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$510,045	-

13.	SUBSEQUENT EVENT

On May 6, 2015, the Company closed a non-brokered private placement of 15,000,000 units at a price of Cdn$0.06 per unit for gross proceeds of Cdn$900,000. Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.10 for a period of two years. The Company intends to use the proceeds from this financing for the drilling program at the Company’s Karaburun project in Turkey (which drilling program commenced in May 2015) and for general corporate purposes. Directors and officers of the Company purchased 10,100,000 of the said units.